SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 2 )*
                        RYDER SYSTEM, INC.
                         (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           783549108
                         (CUSIP Number)

                         Alan M. Stark
                         80 Main Street
                 West Orange, New Jersey 07052
                        (973)325-8660
 (Name Address, and Telephone Number of Person Authorized to
 Receive Notices and Communications)

                          June 27, 2001
                         (Date of Event which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule 13D is filed:

 [ ]  Rule 13d-1(b)
 [x]  Rule 13d-1(c)
 [ ]  Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 783549108


 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons
      (entities only).

      LEON G. COOPERMAN


      2.   Check Appropriate Box if a Member of a Group*

      (a)   [  ]
      (b)   [ X]

      3.   SEC Use Only

 4.   Source of Funds:
      WC

 5.   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e).......................
      NOT APPLICABLE

 6.   Citizenship or Place of Organization:
      UNITED STATES

                     7. Sole Voting Power
                     2,949,400
 Number of
                Shares Bene-   8.  Shared Voting Power
 ficially by         1,445,800
 Owned by       9.  Sole Dispositive Power
 Each Report-        2,949,400
 ing Person     10. Shared Dispositive Power
 With:               1,445,800

 9.  Aggregate Amount Beneficially Owned by Each Reporting
 Person:   4,395,200


 10.  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares *
           N/A

 11.  Percent of Class Represented by Amount in Row (11):
                     7.3%

 12.  Type of Reporting Person*

           IN

                      GENERAL EXPLANATION

      The purpose of this filing is to correct the Schedule 13D Form dated August 17, 2001 and filed August 20, 2001 (the "Original Filing"). The Original Filing inadvertently omitted on Item 5 a trade of 18,500 Shares on July 26, 2001 and reported a trade of 100 Shares as 200 Shares on August 3, 2001. Also, the Original Filing was delayed (because of computer problems) from August 17, 2001 to August 20, 2001, and as a result the trades on August 17, 2001 have been added.


 Item 3.  Source and Amount of Funds or Other Consideration.

           Cooperman beneficially owns 4,395,200 Shares. Of this amount, 1,445,600 Shares were purchased by Omega Capital Partners, L.P. ("Capital LP"), at a cost of $27,767,220; 51,900 Shares were purchased by Omega Institutional Partners, L.P. ("Institutional LP"), at a cost of $979,212; 117,100 Shares were purchased by Omega Capital Investors, L.P. ("Investors LP"), at a cost of $2,215,961; 1,207,800 Shares were purchased by Omega Overseas Partners, Ltd. ("Overseas"), at a cost of $23,089,875; 127,000 Shares were purchased by Omega Equity Investors, L.P. ("Equity LP"), at a cost of $2,208,565; and 1,445,800 Shares were purchased by the Managed Accounts ("Managed Account"), at a cost of $28,522,019. The source of funds for the purchase of all such Shares was investment capital.


 Item 5.   Interest in Securities of the Issuer.

           Based upon the information contained in the Company's Form 10Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 7, 2001, there were issued and outstanding as of July 31, 2001 60,488,204 Shares. Capital LP is deemed to own 1,445,600 Shares, or 2.4% of those outstanding; Institutional LP is deemed to own 51,900 Shares, or 0.1% of those outstanding; Equity LP is deemed to own 127,000 Shares, or 0.2% of those outstanding; Overseas is deemed to own 1,207,800 Shares, or 2.0% of those outstanding; Investors LP is deemed to own 117,100 Shares, or 0.2% of those outstanding; and the Managed Account is deemed to own 1,445,800 Shares, or 2.4% of those outstanding.

           The following table details the transactions by each of Capital LP, Institutional LP, Equity LP, Oversees, Investors LP, and the Managed Account in shares of Common Stock within the 60 day period prior to June 27, 2001 and through August 17, 2001. All such transactions were open market transactions.

                  Omega Capital Partners, L.P.

 Date of        Shares Purchased         Price Per
 Transaction    Shares Sold (-)            Share
 06/25/01             9,900-             $18.97
 06/26/01            12,700-              19.12
 06/27/01            47,900-              19.31
 06/28/01            11,500-              19.54
 06/29/01               600-              19.70
 07/26/01             8,500-              19.22
 07/26/01            23,500-              19.19
 08/03/01               200-              19.57
 08/07/01             8,000-              19.42
 08/08/01             9,200-              19.26
 08/14/01            33,100-              19.50
 08/15/01            68,300-              19.76
 08/16/01             1,500-              21.08
 08/17/01            97,900-              20.94

               Omega Institutional Partners, L.P.

 Date of        Shares Purchased         Price Per
 Transaction    Shares Sold (-)            Share
 06/26/01               300-             $19.12
 06/27/01             1,700-              19.32
 06/28/01               400-              19.54
 07/26/01               300-              19.22
 07/27/01               700-              19.19
 08/07/01               400-              19.42
 08/08/01               300-              19.26
 08/14/01             1,200-              19.50
 08/15/01             2,300-              19.76
 08/17/01             3,600-              20.94

                 Omega Capital Investors, L.P.

 Date of        Shares Purchased         Price Per
 Transaction    Shares Sold (-)            Share
 06/25/01               900-             $18.97
 06/26/01             1,200-              19.14
 06/27/01             3,800-              19.32
 06/28/01               900-              19.54
 07/26/01               400-              19.22
 08/07/01               700-              19.42
 08/08/01               700-              19.26
 08/14/01             2,600-              19.50
 08/15/01             5,400-              19.76
 08/17/01             7,900-              20.94

                 Omega Overseas Partners, Ltd.

 Date of        Shares Purchased         Price Per
 Transaction    Shares Sold (-)            Share
 06/25/01            17,300-             $18.97
 06/26/01            19,700-              19.12
 06/27/01            40,700-              19.31
 06/28/01             9,600-              19.54
 07/09/01             4,400-              19.20
 07/26/01             7,400-              19.22
 07/26/01            18,500-              19.19
 08/03/01               100-              19.57
 08/07/01             7,300-              19.42
 08/08/01             7,600-              19.26
 08/14/01            28,600-              19.50
 08/15/01            56,700-              19.76
 08/17/01            84,300-              20.94


                  Omega Equity Investors, L.P.

 Date of        Shares Purchased         Price Per
 Transaction    Shares Sold (-)            Share
 06/07/01            15,300              $21.50
 06/11/01            11,200               20.88
 07/26/01               400-              19.22
 08/07/01             2,700-              19.42
 08/08/01               600-              19.26
 08/16/01            15,300-              20.85



                      The Managed Account

 Date of        Shares Purchased         Price Per
 Transaction    Shares Sold (-)            Share
 06/25/01             4,800-              18.97
 06/26/01             6,100-              19.12
 06/27/01            15,300-              19.31
 06/28/01             3,400-              19.54
 07/09/01               400-              19.20
 07/26/01             6,600-              19.22
 07/26/01             9,000-              19.19
 08/03/01               100-              19.57
 08/07/01            10,900-              19.42
 08/08/01             9,400-              19.26
 08/14/01            34,500-              19.50
 08/15/01            67,300-              19.76
 08/17/01            96,400-              20.94

                           SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 DATED: August 20, 2001



 LEON G. COOPERMAN, individually,
 as Managing Member of Omega
 Associates, L.L.C. on behalf of
 Omega Capital Partners, L.P.,
 Institutional Partners, L.P.,
 Omega Capital Investors, L.P.,
 Omega Equity Investors, L.P., and
 as President of Omega Advisors, Inc.


 By   /s/ ALAN M. STARK
  Alan M. Stark
  Attorney-in-Fact
  Power of Attorney on file


 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
 CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).